 Exhibit 99.1

First Mining Announces Year-End 2025 Financial Results and Operating Highlights

VANCOUVER, BC, March 31, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its fourth quarter and annual financial results for the year ended December 31, 2025. The audited consolidated financial statements and management's discussion and analysis ("MD&A"), and annual information form ("AIF") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

"We are pleased to announce our year-end financial and operating results, where we ended the year with a record cash balance," stated Dan Wilton, CEO & Director of First Mining. "The support from our shareholders this year along with the monetization of non-core assets will provide the Company with increased financial flexibility to execute our strategic goals in 2026.  This year will be a critical de-risking year for our projects.  At our Springpole Project, we expect key regulatory decisions that will provide a pathway to project development.  At our Duparquet Project, we will be building on the success of our 2025 drilling program and will embark on a comprehensive environmental baseline study to advance the Project. We want to thank new and existing shareholders for their support and look forward to providing updates in this coming year."

Q4 2025 and Q1 2026 Highlights:

  As of December 31, 2025, the Company's cash and current investments balance was $45.3 million and the equity interest in PC Gold Inc. (Pickle Crow Project) was $21.5 million.
  On March 10, 2026, the Company announced it had closed its previously announced sale of the Cameron Gold Project to Seva Mining Corp. ("Seva") in November 2025. First Mining received $5,000,000 in cash and 80,000,000 common shares of Seva representing approximately 48% of the common shares outstanding. First Mining also has two representatives serving on the Board of Directors of Seva and will receive at least $2 million in a future cash payment related to a stockpile processing.
  On March 9, 2026, the Company announced additional results from the 2025 Duparquet drilling program at the Miroir target including drill hole DUP25-081 returning 1.56 g/t Au over 33.15m, including 3.18 g/t Au over 7.60m. DUP25-085 returned 3.74 g/t Au over 15.5m and 7.18 g/t over 8.0, including 30.58 g/t over 1.65m. DUP25-090 returned 4.08 g/t Au over 12.0m, including 11.20 g/t Au over 1.0.
  On February 24, 2026, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission.
  On February 3, 2026, the Company announced that its joint-venture partner at First Mining's Pickle Crow Gold Project, FireFly has agreed to sell its 70% interest in PC Gold Inc., the entity that holds the Pickle Crow Project, to Bellavista Resources.  The transaction is expected to close in Q2 2026.
  On January 7, 2026, the Company announced results of the updated Socio-Economic Analysis for the Springpole Gold Project undertaken by WSP Canada Inc. which demonstrates the major benefits to the local region, Ontario and Canada. The Springpole Project can deliver 3,340 jobs in each year of construction, 5,910 jobs in each year of operations, is expected to generate over $7 billion of tax revenue for government and contribute $15 billion to the Gross Domestic Product.
  On November 18, 2025, the Company announced positive results from an updated Pre-Feasibility Study for the Springpole Gold Project. The NI 43-101 Technical Report for the study was filed on SEDAR+ December 23, 2025, entitled "Springpole Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada" and was prepared by Ausenco Engineering Canada ULC of Vancouver, Canada with an effective date of December 1, 2025.
  On November 10, 2025, the Company announced additional results from the 2025 exploration drilling program at the Duparquet Gold Project. The Company completed its 2025 drilling program at in October, comprising 16,577 m of drilling. These latest drilling results are from the Miroir target, a high priority discovery zone that was first intersected in the 2024 drill program (hole DUP24-048) and was further drill tested. The latest results have enhanced the Miroir target over a strike length of 100 m and a depth of 100 m, where the target remains open.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 30% project interest in the Pickle Crow Gold Project and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to (i) closing of the Pickle Crow transaction; (ii)socio-economic benefits of the Springpole Project; (iii) results of the Springpole pre-feasibility study; and (iv) First Mining's plans related to its Springpole, Duparquet and other projects.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation, the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 31-MAR-26